SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Yes  ☐                 No  ☒

YPF Sociedad Anónima

ITEM

1 Translation of Consolidated Results Q1 2018.

Consolidated Results Q1 2018

YPF S.A.

Consolidated Results

Q1 2018

Consolidated Results Q1 2018

CONTENT

Consolidated Results Q1 2018

Recurring Adj. EBITDA for Q1 2018 was Ps 24.5 billion, 45.7% higher than Q1 2017.

	Q1 2017	Q4 2017	Q1 2018	Var.% Q1 18 /Q1 17
Revenues	57,003	69,614	75,823	33.0%
(Million Ps)
Operating income	4,511	5,046	17,354	284.7%
(Million Ps)
Operating income before Impairment of assets	4,511	14	17,354	284.7%
(Million Ps)
Net income	192	11,962	5,986	3017.7%
(Million Ps)
Net income before impairment of assets	192	8,253	5,986	3017.7%
(Million Ps)
Adj. EBITDA	16,826	16,745	36,492	116.9%
(Million Ps)
Recurring Adj. EBITDA	16,826	16,745	24,512	45.7%
Earnings per share	0.06	30.59	15.47	25681.5%
(Ps per Share)
Capital Expenditures	11,950	17,127	14,874	24.5%
(Million Ps)

Adjusted EBITDA = Operating Income + Depreciation and Impairment of Property, Plant and Equipment and Intangible Assets + Amortization of Intangible Assets + Unproductive Exploratory Drillings.

Recurring Adjusted EBITDA: It is Adjusted EBITDA excluding the profit from the revaluation of YPF S.A.’s investment in YPF Energía Eléctrica (YPF EE) for Ps 12.0 billion.

(Amounts are expressed in billions of Argentine pesos, except where indicated)

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES FOR Q1 2018

•	Revenues for Q1 2018 were Ps 75.8 billion, 33.0% higher than Q1 2017.

•	Operating income for Q1 2018 was Ps 17.4 billion, 284.7% higher than Q1 2017.

•	Net income for Q1 2018 was a gain of Ps 6.0 billion compared to net income of Ps 0.2 billion recorded for Q1 2017.

•	Hydrocarbon production for Q1 2018 was 549.6 Kboed, 4.2% lower than Q1 2017.

•	Refinery processing levels in the Downstream business segment for Q1 2018 were 91.0%, remaining stable compared to Q1 2017.

•	Capital expenditures in property, plant and equipment for Q1 2018 were Ps 14.9 billion, 24.5% higher than Q1 2017.

Consolidated Results Q1 2018

2. ANALYSIS OF RESULTS FOR Q1 2018

Revenues for Q1 2018 were Ps 75.8 billion, 33.0% higher than Q1 2017, due primarily to the following factors:

•	Diesel revenues increased Ps 6.5 billion, 35.5% higher than Q1 2017, due to a 29.9% increase in diesel mix prices and a 4.4% increase in sales volumes. Sales volumes of Infinia Diesel, a premium diesel product, increased by 26.0%;

•	Gasoline revenues increased Ps 5.4 billion, 38.1% higher than Q1 2017, due to a 30.4% increase in gasoline mix prices and a 5.9% increase in sales volumes. Sales volumes of Infinia Gasoline, a premium gasoline product, increased by 10.0%;

•	Natural gas revenues increased Ps 1.5 billion, 14.2% higher than Q1 2017, due to a 25.1% increase in prices in Argentine peso terms, partially offset by an 8.7% decrease in sales volumes. This decrease is due to a 2.3% reduction in volumes delivered, as a result of the lower production and demand of natural gas in the quarter, and since in Q1 2017, 242 Mm3 of natural gas, timely injected and pending nomination, were invoiced;

•	Retail natural gas revenues (residential and small business and companies) increased Ps 1.1 billion, 64.9% higher than Q1 2017, due to YPF’s controlled company Metrogas S.A. (“Metrogas”), which recorded a 91.0% increase in prices, without meaningful variations in volumes sold through its distribution network;

•	Fuel oil revenues in the Argentine domestic market decreased Ps 1.3 billion, 96.4% lower than Q1 2017, due to a 96.9% decrease in sales volumes to power generation plants and a 16.1% decrease in prices;

•	Remaining domestic sales increased Ps 2.9 billion, 43.5% higher than Q1 2017. We highlight the higher sales of LPG which increased by 80.9%, of asphalts by 73.8%, of petrochemicals by 45.8%, of jet fuel by 43.4%, and lubricants by 25.5%. In each case mainly due to the higher prices of these products;

•	Export revenues increased Ps 2.9 billion, 62.4% higher than Q1 2017. This was primarily due to a 62.3% increase in export revenues of jet fuel, as a result of an increase in prices in Argentine peso terms by 49.3% and an increase of 8.7% in volumes sold; as well as an increase in revenues from LPG, diesel and petrochemicals products by 121.7%, 77.5% and 50.4%, respectively, due to higher sales volumes and an increase in prices. Exports of soymeal and oil increased by Ps 0.2 billion, 22.3% higher than Q1 2017, due to a 14.8% increase in prices and a 6.5% increase in volumes.

Cost of sales for Q1 2018 was Ps 63.4 billion, 38.5% higher than Q1 2017. This includes a 36.6% increase in production costs and a 45.7% increase in purchases. Cash costs, which include costs of production and purchases but exclude depreciation and amortization, increased by 32.1%. This increase was driven by the following factors:

Consolidated Results Q1 2018

a)	Costs of production:

•	Depreciation of property, plant and equipment increased Ps 6.8 billion, 60.0% higher than Q1 2017, due to an increase in the value of assets based on their valuation in U.S. dollars, which is the functional currency of the Company, and an increase in the depreciation rate due to decreased net reserves of crude oil and natural gas recorded during Q3 and Q4 2017 as a consequence of a reduction in the average domestic price over that year;

•	Lifting costs increased Ps 2.3 billion, 23.3% higher than Q1 2017, reflecting a 28.3% increase in the unit indicator in Argentine peso terms. These increased costs are in line with the general increase in prices in the economy, weighted by the lower production of the period;

•	Royalties increased Ps 1.6 billion, 41.1% higher than Q1 2017. Of this increase, Ps 1.3 billion was related to an increase in royalties for crude oil production, and Ps 0.3 billion was related to an increase in royalties for natural gas production, due to higher wellhead values of these products;

•	Refining costs increased Ps 0.4 billion, 15.9% higher than Q1 2017, due primarily to higher costs for repair and maintenance services, for the consumption of materials, spare parts and other supplies, reflecting a 16.3% increase in the unit indicator in Argentine peso terms, and;

•	Transportation costs increased Ps 0.4 billion, 17.8% higher than Q1 2017, due primarily to increases in rates and higher transported volumes.

b)	Purchases:

•	Fuel imports increased Ps 1.5 billion, 117.9% higher than Q1 2017, mainly due to imports of premium gasoline of Ps 1.1 billion, to supply the greater demand in the local market, which had not been made in Q1 2017. The largest imports of diesel and jet fuel also contributed due to higher international prices of these products;

•	Crude oil purchases from third parties increased Ps 1.3 billion, 36.8% higher than Q1 2017, due to a 46.8% increase in the average purchase price from third parties in Argentine peso terms. This increase in purchase price was mainly due to the increase in the international reference price and taking into account the finalization of the price agreement between producers and refiners that remained in force until the end of Q3 2017, but partially offset by a decrease in purchased volumes of approximately 6.8%;

•	Purchases of natural gas from other producers for resale in the retail distribution segment (residential and small businesses and industries) increased Ps 0.6 billion, or 65.0% due to an increase in the purchase prices of approximately 90.4%, partially offset by a decrease in volumes purchased of 13.3%;

•	Grain purchases in the agricultural sales segment through the form of barter, which were recorded as purchases for accounting purposes, increased Ps 0.5 billion, 92.6% higher than Q1 2017, primarily due to a 67.0% increase in prices and a 15.3% increase in volumes;

•	Biofuel purchases increased Ps 83 million, 1.9% higher than Q1 2017, due to higher FAME and ethanol biofuel prices of 13.6% and 1.5%, respectively, and a 6.9% increase in volumes purchased of ethanol biofuel, partially offset by a 15.3% decrease in volumes purchased of FAME.

Consolidated Results Q1 2018

Administration expenses for Q1 2018 were Ps 2.4 billion, 31.5% higher than Q1 2017. The increase was principally due to higher personnel expenses, higher IT costs, higher charges related to institutional advertising and higher depreciation of fixed assets.

Selling expenses for Q1 2018 were Ps 5.2 billion, 33.3% higher than Q1 2017. This was driven primarily by increases in transport expenses, primarily due to higher volumes sold and higher rates paid for domestic transport of fuels, as well as higher charges for advertising and promotional activities, higher taxes on bank debts and credits, higher exports taxes, mainly on flour and oils, higher depreciation of property, plant and equipment, higher personnel costs and higher charges of bad debt allowance, mainly related to our subsidiary Metrogas.

Exploration expenses for Q1 2018 were Ps 0.3 billion, 45.5% lower than Q1 2017.

Other operating results, net, for Q1 2018 was a gain of Ps 12.8 billion, compared to a loss of Ps 0.4 billion for Q1 2017. In Q1 2018, the Company recorded a profit of Ps 12.0 billion for the revaluation of YPF S.A.’s investment in YPF Energía Eléctrica (YPF EE), as a result of the agreement for the capitalization of YPF EE, subscribed between YPF and a subsidiary of GE Financial Services, Inc. Additionally, a profit of Ps 1.2 billion was recorded as a result of the agreement for the readjustment of the Company’s participations in the Aguada Pichana area and the partial assignment of participation in Aguada de Castro area.

Financial results for Q1 2018 were a gain of Ps 0.1 billion compared to a loss of Ps 7.2 billion in Q1 2017. This change was driven primarily by a positive foreign exchange effects on net liabilities in Argentine peso terms of Ps 9.7 billion, generated by the depreciation of the Argentine peso in Q1 2018 compared to Q1 2017 when there was an appreciation of the local currency. Additionally, better results were obtained from the measurement at fair value of investments in financial assets of Ps.1.1 billion, mainly from placements in mutual funds. Higher interest expenses of Ps 1.2 billion were also recorded in Q1 2018 due to higher average indebtedness in Q1 2018 compared to Q1 2017, which was partially offset by lower interest rates for debt in Argentine peso terms. Finally, higher negative charges were recorded as a result of financial updates.

Income tax for Q1 2018 resulted in an expense of Ps 11.7 billion compared to the resulting benefit of Ps 2.8 billion in Q1 2017. This difference is mainly due to the higher negative charge of Ps 14.6 billion for deferred tax recorded in both periods, resulting from the effects of the exchange rate movements in both periods, as previously mentioned.

Net income for Q1 2018 was a gain of Ps 6.0 billion, compared to a gain of Ps 0.2 billion in Q1 2017.

Capital expenditures for property, plant and equipment in Q1 2018 were Ps 14.9 billion, 24.5% higher than Q1 2017.

Consolidated Results Q1 2018

3. ANALYSIS OF OPERATING RESULTS BY BUSINESS SEGMENT FOR Q1 2018

3.1 UPSTREAM

	Q1 2017	Q4 2017	Q1 2018	Var.% Q1 18 /Q1 17
Operating income	899	3,502	2,148	138.9%
(Million Ps)
Operating income before Impairment of assets	899	-1,530	2,148	138.9%
(Million Ps)
Revenues	27,777	32,376	38,704	39.3%
(Million Ps)
Crude oil production	234.0	230.6	227.6	-2.7%
(Kbbld)
NGL production	54.7	46.8	47.0	-14.1%
(Kbbld)
Gas production	45.3	42.3	43.7	-3.5%
(Mm3d)
Total production	573.5	543.6	549.6	-4.2%
(Kboed)
Exploration costs	593	696	323	-45.5%
(Million Ps)
Capital Expenditures (*)	9,448	12,472	13,033	37.9%
(Million Ps)
Depreciation	9,935	13,782	16,300	64.1%
(Million Ps)
Realization Prices
Crude oil prices in domestic market
Period average (USD/bbl)	53.0	58.4	65.1	22.8%
Average gas price	5.00	4.78	4.84	-3.3%
(USD/Mmbtu)

Operating income for the Upstream business segment for Q1 2018 was Ps 2.1 billion, 138.9% higher than Q1 2017.

Revenues were Ps 38.7 billion for Q1 2017, 39.3% higher than Q1 2017, due primarily to the following factors:

•	Crude oil revenues totaled Ps 25.9 billion, 53.1% or Ps 9.0 billion higher than Q1 2017. The average realization price for crude oil in Q1 2018 increased by 22.8% to US$65.1/bbl. Crude oil volumes transferred between segments did not have significant variations, while those sold to third parties increased by 21.6%;

•	Natural gas revenues reached Ps 13.1 billion, 19.3% or Ps 2.1 billion higher than Q1 2017. The average realization price for natural gas in Q1 2018 decreased 3.3% to US$4.84/Mmbtu. Natural gas volumes decreased by 8.7% in Q1 2018, compared to Q1 2017. This reduction is explained by the 2.3% reduction in volumes delivered, as a result of the lower production and demand of natural gas in the quarter, and since in Q1 2017, 242 Mm3 of natural gas, timely injected and pending nomination, were invoiced.

Consolidated Results Q1 2018

Hydrocarbon production for Q1 2018 was 549.6 Kboed, 4.2% lower than Q1 2017. Crude oil production for Q1 2018 was 227.6 Kbbld, 2.7% lower than Q1 2017. Natural gas production for Q1 2018 was 43.7 Mm3d, 3.5% lower than Q1 2017. NGL production for Q1 2018 was 47.0 Kbbld, 14.1% lower than Q1 2017.

With respect to development activity, 96 wells were put in production in Q1 2018, including the shale and tight wells mentioned below.

Hydrocarbon production in shale areas, net to YPF, for Q1 2018 was 49.6 Kboed, 37.1% higher than Q1 2017. This includes 18.6 Kbbld of crude oil, 8.3 Kbbld of NGL and 3.6 Mm3d of natural gas. During Q1 2018, 14 wells were put in production targeting the Vaca Muerta formation, for a total of 621 wells, including 12 active drilling rigs and 8 workovers.

With respect to tight gas development, net production in Q1 2018 reached a total of 14.0 Mm3d, plus 7.4Kbbld of NGL. During Q1 2018, 12 new wells were put into production, 3 in Aguada Toledo-Sierra Barrosa, 4 in Rincon del Mangrullo and 5 in Estación Fernandez Oro.

Operating costs for Q1 2018 were Ps 37.1 billion, 40.9% higher than Q1 2017, mainly due to the following:

•	Depreciation of property, plant and equipment increased by Ps 6.4 billion, 64.1% higher than Q1 2017, primarily due to an increase in the value of assets based on their valuation in U.S. dollars, which is the functional currency of the Company, and the increase in the depreciation rate due to the decrease in net reserves of crude oil and natural gas recorded during Q3 and Q4 2017 as a consequence of a reduction in the average domestic price over that year;

•	Lifting costs increased Ps 2.3 billion, 23.3% higher than Q1 2017, reflecting a 28.3% increase in the unit indicator in Argentine peso terms in line with the general increase in prices in the economy, weighted by the drop in production mentioned above;

•	Royalties and other production related costs increased Ps 1.6 billion, 41.1% higher than Q1 2017. Of this increase, Ps 1.3 billion was related to an increase in royalties for crude oil production, and Ps 0.3 billion was related to an increase in royalties for natural gas production, due to higher wellhead values of these products;

•	Transportation costs related to production (truck, pipelines and polyducts in deposit) increased Ps 0.2 billion, 31.1% higher than Q1 2017.

Exploration expenses for Q1 2018 were Ps 0.3 billion, a decrease of 45.5% compared to Ps 0.6 billion for Q1 2017. This variation was mainly due to a Ps 0.2 billion decrease in negative results from unproductive exploratory wells in Q1 2018 compared to Q1 2017. Expenses for the development of geological and geophysical studies decreased Ps 52 million between Q1 2018 and Q1 2017. However, it is noteworthy that the exploratory investment was 60.4% higher than Q1 2017.

In Q1 2018, the results of this segment also include a profit of Ps 1.2 billion related to the agreement for the readjustment of the Company´s participations in the Aguada Pichana area and the partial assignment of participation in the Aguada de Castro area.

Consolidated Results Q1 2018

Unit cash costs in U.S. dollars increased 2.4% to US$21.2/boe for Q1 2018 from US$20.7/boe for Q1 2017, including taxes of US$6.5/boe and US$5.6/boe, respectively. In turn, the average lifting cost for YPF was US$12.5/boe, 1.6% higher than US$12.3/boe for Q1 2017.

CAPEX

Capital expenditures for the Upstream business segment for Q1 2018 were Ps 13.0 billion, 37.9% higher than Q1 2017.

Of these capital expenditures, 71.2% were invested in drilling and workover activities, 17.6% in facilities, 7.4% in exploration and the remaining 3.8% in other activities of the Upstream business segment.

In the Neuquina basin area, activities for Q1 2018 were focused on the development of the Loma Campana, Estación Fernandez Oro, El Orejano, La Amarga Chica, Rincón del Mangrullo, Río Neuquén, Aguada Toledo-Sierra Barrosa (Lajas), Chachahuén, Los Caldenes and Octógono blocks. Activity continues with the pilots targeting Vaca Muerta in the following blocks: Rincón del Mangrullo, La Ribera, Bajada de Añelo and Aguada de la Arena. Development activities continued at the Cuyana basin, mainly in the Mesa Verde, Ugarteche, Cerro Fortunoso, Barrancas, La Ventana and Los Cavaos blocks. In the Golfo San Jorge basin, activity was focused on the following blocks: Manantiales Behr, El Trébol-Escalante, Cañadón Yatel, Cañadón León, Barranca Baya, El Guadal and Los Perales. In the Austral basin, drilling activity continues at Lago Fuego.

Exploration activities for Q1 2018 covered the Neuquina, Golfo San Jorge, Austral and Cuyana basins. In the Neuquina basin, exploratory activity was in the Estación Fernández Oro, Chachahuén, CNQ7/CNQ7A, Agua Salada, Filo Morado, Los Caldenes and Loma la Lata blocks. In the Golfo San Jorge basin, exploration activity was focused on the Los Perales-Las Mesetas, Pico Truncado-El Cordón, Cerro Piedra, Cañadón de la Escondida and El Trébol–Escalante blocks. In the Austral basin, development activity continues in Uribe-Fracción E, Cañadón Piedra-Cabo Nombre, Fracción C-Cabeza de León and Los Chorrillos blocks. As for the Cuyana basin, exploratory activity was carried out in the Mesa Verde block. Additionally, activity was carried out in San Sebastián block (Tierra del Fuego-Chile).

During Q1 2018, 5 (five) crude oil exploratory wells were completed.

Consolidated Results Q1 2018

3.2 DOWNSTREAM

	Q1 2017	Q4 2017	Q1 2018	Var.% Q1 18 /Q1 17
Operating income	4,364	5,152	4,009	-8.1%
(Million Ps)
Revenues	44,179	56,673	60,337	36.6%
(Million Ps)
Sales of refined products in domestic market	3,952	4,129	3,911	-1.0%
(Km3)
Exportation of refined products
(Km3)	419	467	512	22.2%
Sales of petrochemical products in domestic market (*)
(Ktn)	173	228	207	19.7%
Exportation of petrochemical products	44	57	60	36.4%
(Ktn)
Crude oil processed	291.4	292.4	290.7	-0.3%
(Kboed)
Refinery utilization	91%	92%	91%	-0.3%
(%)
Capital Expenditures	1,279	2,531	1,255	-1.9%
(Million Ps)
Depreciation	1,569	1,899	2,076	32.3%
(Million Ps)
Average domestic market gasoline price (**)	667	697	691	3.5%
(USD/m3)
Average domestic market diesel price (**)	644	659	664	3.2%
(USD/m3)

(*)	Fertilizer sales not included
(**)	Includes gross income and net of deductions, commissions and other taxes

Operating income for the Downstream business segment for Q1 2018 was Ps 4.0 billion, 8.1% lower than Q1 2017.

Revenues were Ps 60.3 billion in Q1 2018, 36.6% higher than Q1 2017, due primarily to the following factors:

•	Diesel revenues increased Ps 6.5 billion, 35.5% higher than Q1 2017, due to a 29.9% increase in diesel mix prices and a 4.4% increase in sales volumes, including a 26.0% increase in sales volumes of Infinia Diesel, a premium diesel product;

•	Gasoline revenues increased Ps 5.4 billion, 38.1% higher than Q1 2017, due to a 30.4% increase in diesel mix prices and a 5.9% increase in sales volumes, reflecting a 10.0% increase in sales volumes of Infinia Gasoline, a premium gasoline product;

Consolidated Results Q1 2018

•	Fuel oil revenues in the Argentine domestic market decreased Ps 1.3 billion, 96.4% lower than Q1 2017, due to a 96.9% decrease in sales volumes to power generation plants and a 16.1% decrease in prices;

•	The remaining revenues in the domestic market increased by Ps 2.8 billion, 47.1% higher than Q1 2017. We highlight the higher sales of LPG by 80.9%, asphalts by 73.8%, petrochemical products by 45.8%, jet fuel by 43.4% and lubricants by 25.5%, in each case mainly due to the higher prices of these products;

•	Export revenues in the Downstream segment increased by Ps 2.9 billion, 62.5% higher than Q1 2017. The most notable items were the 62.3% increase in exports of jet fuel, due to an increase in average sales prices measured in Argentine pesos of 49.3%, and an increase of 8.7% in volumes sold, as well as the higher volumes sold and better prices obtained in LPG, diesel and petrochemicals products, with increases of 121.7%, 77.5% and 50.4%, respectively. Exports of soymeal and oil increased Ps 0.2 billion, or 22.3% higher than Q1 2017, due to increases of 14.8% in prices and 6.5% in sales volumes.

Cost of sales and operating expenses for Q1 2018 increased Ps 15.3 billion, or 42.5% compared to Q1 2017, due primarily to the following factors:

•	Crude oil purchases increased Ps 10.0 billion, 49.0% higher than Q1 2017, due to an increase in prices in Argentine peso terms of crude oil purchased of 51.3%, mainly due to the increase in the international reference price and taking into account the finalization of the price agreement between producers and refiners that remained in force until the end of Q3 2017. Crude oil volumes purchased from third parties decreased 6.8% and volumes transferred from the Upstream business segment decreased 0.4%;

•	Fuel imports increased Ps 1.5 billion, 117.9% higher than Q1 2017, mainly due to imports of premium gasoline of Ps 1.1 billion, to supply the greater demand for this product in the local market, which had not been made in Q1 2017. The largest imports of diesel and jet fuel also contributed due to higher international prices of these products;

•	Grain purchases in the agricultural sales segment through the form of barter, which were recorded as purchases for accounting purposes, increased Ps 0.5 billion, 92.6% higher than Q1 2017. This increase was due to an increase in the average price of around 67.0% and a 15.3% increase in the volumes sold;

•	Biofuel purchases increased Ps 83 million, 1.9% higher than Q1 2017, mainly due to an increase of approximately 13.6% in the price of FAME and 1.5% in the price of ethanol biofuel and the increase in purchased volumes of ethanol biofuel of 6.9%, partially offset by a decrease in purchased volumes of FAME of 15.3%;

•	Refining costs increased Ps 0.4 billion, 15.9% higher than Q1 2017. This increase was mainly driven by higher charges for repair and maintenance services, consumption of materials, spare parts and other supplies. As a result, and taking into account the 0.3% decrease in volumes processed, unit refining cost increased in Q1 2018 by 16.3% compared to Q1 2017. Transportation costs related to production (shipping, oil pipelines and polyducts) increased Ps 0.1 billion, 9.0% higher than Q1 2017;

Consolidated Results Q1 2018

•	Depreciation of property, plant and equipment increased Ps 0.4 billion, 32.7% higher than Q1 2017, due to an increase in the value of assets based on their valuation in U.S. dollars, which is the functional currency of the Company.

Selling expenses increased Ps 1.2 billion, 32.3% higher than Q1 2017, mainly driven by higher transported volumes due to higher sales and higher costs for transporting products, mainly linked to the increase in fuel prices in the domestic market, as well as higher charges for advertising and promotional activities, higher taxes on bank debts and credits, higher exports taxes, mainly on flour and oils, and higher depreciation of property, plant and equipment.

The volume of crude oil processed in Q1 2018 was 291 Kbbld, similar to Q1 2017. These similar processing levels resulted in a 7.3% increase in diesel production, a 4.3% increase in gasoline production and an increase in the production of other refined products such as LPG, asphalts and petroleum coal, while the production of fuel oil decreased, all in comparison with Q1 2017.

CAPEX

Capital expenditures for the Downstream business segment for Q1 2018 were Ps 1.3 billion, a 1.9% decrease compared to Q1 2017.

During Q1 2018, work continued on the blending of gasolines in the Luján de Cuyo refinery to increase the production capacity of premium gasolines, and on increasing diesel blending capacity at La Plata Refinery, in order to increase the production of premium diesel. These activities will conclude by Q4 2018. The foregoing complies with the new specifications for fuels pursuant to Resolution 5/2017 of the Hydrocarbon Resources Secretary, for which the main modifications will become effective in 2019 and in 2022. Additionally, YPF began with the development of the engineering for the new gasoline and diesel hydrotreatment units to be carried out in the aforementioned refineries.

Refining, logistics and oil product dispatch facilities continue with improvements in infrastructure, safety and environmental performance.

Consolidated Results Q1 2018

3.3 GAS AND ENERGY

	Q1	Q4	Q1	Var.%
	2017	2017	2018	Q1 18 /Q1 17
Operating income	558	195	12,251	2095.5%
(Million Ps)
Revenues	13,745	14,208	17,018	23.8%
(Million Ps)
Capital Expenditures	943	1,262	379	-59.8%
(Million Ps)
Depreciation	65	93	57	-12.3%
(Million Ps)

The Gas and Energy business segment, which includes activities related to transportation, distribution and the sale of natural gas to third parties, regasification services for liquefied natural gas (LNG) and electricity generation, reported an operating income of Ps 12.3 billion, compared to Ps 0.6 billion in Q1 2017.

In Q1 2018, this segment recorded the revaluation of the investment of YPF S.A. in YPF Energía Electrica (YPF EE) for Ps 12.0 billion, as a result of the agreement for the capitalization of YPF EE. Additionally, the agreement led to the deconsolidation of YPF EE, which in Q1 2017 contributed Ps 0.2 billion of operating income to the results of the group.

On the other hand, from the gradual restructuring of tariffs obtained by our subsidiary Metrogas S.A., the segment recorded an operating income of Ps 0.2 billion in Q1 2018, compared to an operating income of Ps 90 million in Q1 2017, from this participation. Lastly, lower revenues were recorded in the LNG regasification activity due to a lower use of facilities in the LNG Escobar joint venture.

Consolidated Results Q1 2018

3.4 CORPORATE AND OTHER

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously-mentioned business segments.

Corporate operating income for Q1 2018 resulted in a loss of Ps 1.0 billion, compared to a similar loss of Ps 1.0 billion in Q1 2017. In Q1 2017, a loss of Ps 0.3 billion was recorded related to contingencies arising from the deconsolidation process of the Maxus Entities in connection with their bankruptcy filing. On the other hand, in Q1 2018, there were increases in personnel expenses, higher IT costs and institutional advertising, and lower results obtained by our controlled company A-Evangelista S.A.

Consolidation adjustments to eliminate results among business segments not transferred to third parties were negative Ps 65 million for Q1 2018. These adjustments were also negative Ps 0.3 billion in Q1 2017.

3.5 RELATED COMPANIES

Results from related companies for Q1 2018 were a gain of Ps 0.2 billion, compared to a gain of Ps 22 million for Q1 2017. This increase was due primarily to higher results obtained by Mega and Refinor.

4. LIQUIDITY AND SOURCES OF CAPITAL

In Q1 2018, net cash flows provided by operating activities were Ps 21.4 billion, 13.1% lower than Q1 2017. This decrease of Ps 3.2 billion was due to an increase in working capital generated by the higher accounts receivable due to the higher sales in the quarter, lower collections of subsidies on sales of natural gas and diesel, as well as increase in other credits originated in higher advances to suppliers for fuel imports, the credit remaining from the partial assignment of participation in the Aguada Pichana Este and Aguada de Castro and a lower monetization of tax credits, partially offset by an increase of Adjusted EBITDA of Ps 7.7 billion, without considering the result of the revaluation of the YPF EE investment mentioned above. However, this operating cash flow, in Q1 2018, was in excess of the amount that the Company required to finance the investments made during the current quarter.

Net cash flows used in investing activities were Ps 11.1 billion for Q1 2018, 25.1% lower than Q1 2017. Investments in fixed and intangible assets were Ps 15.8 billion in Q1 2018, 8.4% higher than Q1 2017. On the other hand, the holdings of public securities BONAR 2020 and 2021 were partially liquidated, with a cash inflow of Ps 5.0 billion.

As a result of its financing activities, in Q1 2018 the Company had a net decrease in funds of Ps 6.2 billion, compared to a net decrease of Ps 9.0 billion in Q1 2017. This difference was due to higher net borrowing and refinancing debt of Ps 2.9 billion, net of a higher interest payment of Ps 30 million.

The previously explained cash generation, together with the Company’s investment in Argentine sovereign bonds, including those received to cancel the accounts receivables of the Gas Plan program for the year 2015, which are still in the portfolio, resulted in a position of cash and cash equivalents of Ps 42.3 billion(1) as of March 31, 2018.

Total debt in U.S. dollars was US$10.1 billion, net debt was US$8.0 billion(1) with a Net debt/recurring adjusted EBITDA LTM ratio of 1.89x(2).

Consolidated Results Q1 2018

The average interest rate for debt denominated in Argentine pesos at the end of Q1 2018 was 24.83%, while the average interest rate for debt denominated in U.S. dollars was 7.40%.

(1)	Includes investments in financial assets (government securities) of US$440 million at market value
(2)	Net Debt: US$7,972 million/Recurring adjusted EBITDA LTM: US$4,224 million = 1.89x

Consolidated Results Q1 2018

5. TABLES AND NOTES

Q1 2018 Results

Consolidated Results Q1 2018

5.1 CONSOLIDATED STATEMENT OF INCOME

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

	1T	4T	1T	Var.%
	2017	2017	2018	1T 18 /1T 17
Ingresos	57,003	69,614	75,823	33.0%
Costos	(45,798)	(60,231)	(63,438)	-38.5%

Resultado bruto	11,205	9,383	12,385	10.5%

Gastos de comercialización	(3,887)	(5,174)	(5,181)	-33.3%
Gastos de administración	(1,790)	(2,771)	(2,354)	-31.5%
Gastos de exploración	(593)	(696)	(323)	45.5%
(Recupero)/Deterioro de propiedades, planta y equipo y activos intangibles	—	5,032	—	0.0%
Otros resultados operativos, netos	(424)	(728)	12,827	N/A

Resultado operativo	4,511	5,046	17,354	284.7%

Resultado por participación en asociadas y negocios conjuntos	22	882	214	872.7%
Ingresos financieros	1,612	8,660	7,899	390.0%
Costos financieros	(8,848)	(9,764)	(8,923)	-0.8%
Otros resultados financieros	75	984	1,142	1422.7%

Resultados finacieros netos	(7,161)	(120)	118	N/A

Resultado antes de impuesto a las ganancias	(2,628)	5,808	17,686	N/A

Impuesto a las ganancias	2,820	6,154	(11,700)	N/A

Resultado neto del ejercicio	192	11,962	5,986	3017.7%

Resultado neto atribuible al interes no controlante	167	(48)	(81)	N/A

Resultado neto atribuible al accionista de la controlante	25	12,010	6,067	24168.0%

Resultado neto por acción básico y diluida	0.06	30.59	15.47	25681.5%

Otros resultados integrales	(3,643)	10,333	13,509	N/A

Resultado integral total del periodo	(3,451)	22,295	19,495	N/A

EBITDA (*)	16,826	16,745	36,492	116.9%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS), except adjusted EBITDA.

(*)	Adjusted EBITDA = Operating income + Depreciation and impairment of properties, plant and equipment and intangible assets + Amortization of intangible assets + Unproductive exploratory drillings.

Consolidated Results Q1 2018

5.2 CONSOLIDATED BALANCE SHEET

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Q1 2018 figures unaudited)

	12/31/2017	03/31/2018
Noncurrent Assets
Intangible assets	9,976	10,662
Properties, plant and equipment	354,443	377,055
Investments in companies and joint ventures	6,045	24,108
Assets held for disposal	8,823	—
Deferred tax assets, net	588	742
Other receivables	1,335	1,508
Trade receivables	2,210	13,967

Total Non-current assets	383,420	428,042

Current Assets
Inventories	27,149	29,230
Contract assets	142	254
Other receivables	12,684	18,196
Trade receivables	40,649	34,192
Investment in financial assets	12,936	8,834
Cash and equivalents	28,738	33,511

Total current assets	122,298	124,217

Total assets	505,718	552,259

Shareholders’ equity
Shareholders’ contributions	10,402	10,457
Reserves, other comprehensive income and retained earnings	141,893	161,171
Noncontrolling interest	238	157

Total Shareholders’ equity	152,533	171,785

Noncurrent Liabilities
Provisions	54,734	59,831
Liabilities associated with assets held for disposal	4,193	—
Deferred tax liabilities, net	37,645	49,292
Contract liabilities	1,470	1,509
Other taxes payable	220	1,730
Loans	151,727	164,950
Other liabilities	277	293
Accounts payable	185	144

Total Noncurrent Liabilities	250,451	277,749

Current Liabilities
Provisions	2,442	2,602
Income tax payable	191	244
Contract liabilities	1,460	2,292
Other taxes payable	6,879	7,548
Salaries and social security	4,132	3,281
Loans	39,336	37,616
Other liabilities	2,383	403
Accounts payable	45,911	48,739

Total Current Liabilities	102,734	102,725

Total Liabilities	353,185	380,474

Total Liabilities and Shareholders’ Equity	505,718	552,259

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q1 2018

5.3 CONSOLIDATED STATEMENT OF CASH FLOW

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

	Q1 2017	Q4 2017	Q1 2018
Operating activities
Net income (loss)	192	11,962	5,986
Income (loss) of interests in companies and joint ventures	(22)	(882)	(214)
Depreciation of property, plant and equipment	11,764	16,058	18,714
Amortization of intangible assets	181	233	247
Consumption of materials and retirement of property, plant and equipment and	869	1,374	1,466
intangible assets, net of provisions
Income tax charge	(2,820)	(6,154)	11,700
(Reversal)/Impairment of property, plant and equipment and intangible assets	—	(5,032)	—
Net increase in provisions	1,671	2,608	1,593
Interest, exchange differences and other	6,369	362	37
Stock compensation plan	26	46	53
Accrued insurance	—	(206)	—
Results due to deconsolidation of companies	—	—	(11,980)
Changes in assets and liabilities:
Trade receivables	1,894	(246)	(4,230)
Other receivables	3,175	(1,236)	(4,835)
Inventories	225	(355)	62
Accounts payable	(411)	2,098	3,241
Other Taxes payable	2,119	354	2,188
Salaries and Social Securities	(651)	772	(863)
Other liabilities	(950)	(237)	(1,930)
Decrease in provisions included in liabilities for payments / utilization	(273)	(407)	(383)
Contract Assets	(106)	—	(112)
Contract Liabilities	1,548	—	871
Dividends received	95	—	104
Income tax payments	(245)	(323)	(289)

Net cash flow from operating activities	24,650	20,789	21,426

Investing activities
Acquisitions of property, plant and equipment and Intangible assets	(14,574)	(15,667)	(15,794)
Contributions and acquisitions of interests in companies and joint ventures	(272)	(462)	(280)
Collection for sale of financial assets	—	1,883	4,953
Investment in financial assets	(3)	—	—
Interest received from financial assets	8	469	—

Net cash flow from investing activities	(14,841)	(13,777)	(11,121)

Financing activities
Payment of loans	(8,393)	(11,469)	(9,435)
Payment of interests	(5,369)	(4,387)	(5,399)
Proceeds from loans	4,769	21,316	8,666
Payments of dividends	—	(716)	—

Net cash flow from financing activities	(8,993)	4,744	(6,168)

Effect of changes in exchange rates on cash and equivalents	(149)	1,162	636

Reclassification of assets held for sale	—	(61)	—

Increase (decrease) in Cash and Equivalents	667	12,857	4,773

Cash and equivalents at the beginning of the period	10,757	15,881	28,738
Cash and equivalents at the end of the period	11,424	28,738	33,511

Increase (decrease) in Cash and Equivalents	667	12,857	4,773

COMPONENTS OF CASH AND EQUIVALENT AT THE END OF THE PERIOD
Cash	5,620	9,672	12,325
Other Financial Assets	5,804	19,066	21,186

TOTAL CASH AND EQUIVALENTS AT THE END OF THE PERIOD	11,424	28,738	33,511

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q1 2018

5.4 CONSOLIDATED BUSINESS SEGMENT INFORMATION

(Unaudited, figures expressed in millions of pesos)

Q1 2018	Upstream	Gas & Power	Downstream	Corporate and Other	Consolidation Adjustments	Total
Revenues	220	15,542	60,062	875	(876)	75,823
Revenues from intersegment sales	38,484	1,476	275	2,016	(42,251)	—

Revenues	38,704	17,018	60,337	2,891	(43,127)	75,823

Operating Income (loss)	2,148	12,251	4,009	(989)	(65)	17,354
Investments in companies	—	174	40	—	—	214
Depreciation of property, plant and equipment	16,300	57	2,076	281	—	18,714
Impairment of property, plant and equipment and intangible assets	—	—	—	—	—	—
Acquisitions of fixed assets	13,033	379	1,255	207	—	14,874
Assets	266,959	61,054	173,298	55,707	(4,759)	552,259

Q1 2017	Upstream	Gas & Power	Downstream	Corporate and Other	Consolidation Adjustments	Total
Revenues	155	12,755	43,978	714	(599)	57,003
Revenues from intersegment sales	27,622	990	202	1,566	(30,380)	—

Revenues	27,777	13,745	44,180	2,280	(30,979)	57,003

Operating Income (loss)	899	558	4,364	(1,006)	(304)	4,511
Investments in companies	—	56	(34)	—	—	22
Depreciation of property, plant and equipment	9,935	65	1,569	195	—	11,764
Impairment of property, plant and equipment and intangible assets	—	—	—	—	—	—
Acquisitions of fixed assets	9,448	943	1,279	280	—	11,950
Assets	210,579	36,553	123,151	34,090	(1,364)	403,009

Consolidated Results Q1 2018

5.5 MAIN FINANCIAL MAGNITUDES IN U.S. DOLLARS

(Unaudited figures)

Million USD	2017 Q1	2017 Q4	2018 Q1	Var Q1 18/Q1 17
INCOME STATMENT
Revenues	3,647	3,976	3,858	5.8%
Costs of sales	-2,930	-3,440	-3,228	-10.2%

Gross profit	717	536	630	-12.1%
Other operating expenses, net	-428	-248	253	N/A

Operating income	289	288	883	205.9%
Depreciation and impairment of property, plant &	753	630	952	26.5%
equipment and intangible assets
Amortization of intangible assets	12	13	13	8.5%
Unproductive exploratory drillings	24	25	9	-62.0%

Adj. EBITDA	1,077	956	1,857	72.5%
Recurring Adj. EBITDA	1,077	956	1,247	15.8%
UPSTREAM
Revenues	1,777	1,849	1,969	10.8%
Operating income	58	200	109	90.0%
Depreciation	636	787	829	30.5%
Capital expenditures	604	712	663	9.7%
Adj. EBITDA	717	725	948	32.2%
DOWNSTREAM
Revenues	2,827	3,237	3,070	8.6%
Operating income	279	294	204	-26.9%
Depreciation	100	108	106	5.2%
Capital expenditures	82	145	64	-22.0%
Adj. EBITDA	380	403	310	-18.4%
GAS & ENERGY
Revenues	879	811	866	-1.5%
Operating income	36	11	623	1645.9%
Depreciation	4	5	3	-30.3%
Capital expenditures	60	72	19	-68.0%
Adj. EBITDA	40	16	626	1471.0%
CORPORATE AND OTHER
Operating income	-84	-91	-54	36.0%
Capital expenditures	18	49	11	-41.2%
CONSOLIDATION ADJUSTMENTS
Operating income	-19	-127	-3	83.0%
Average exchange rate of period	15.63	17.51	19.65
Exchange rate end of period	15.34	18.60	20.10

NOTE: The calculation of the main financial figures in U.S. dollars is derived from the calculation of the financial results expressed in Argentine pesos using the average exchange rate for each period.

Consolidated Results Q1 2018

5.6 MAIN PHYSICAL MAGNITUDES

(Unaudited figures)

				2017			2018
	Unit
		Q1	Q2	Q3	Q4	Cum. 2017	Q1
Production
Crude oil production	Kbbl	21,058	19,867	20,904	21,219	83,048	20,483
NGL production	Kbbl	4,923	4,680	4,469	4,309	18,381	4,228
Gas production	Mm3	4,076	4,056	4,057	3,893	16,082	3,935
Total production	Kboe	51,618	50,055	50,891	50,012	202,576	49,460
Henry Hub	USD/Mbtu	3.32	3.18	3.00	2.93	3.11	3.00
Brent	USD/Bbl	53.68	49.67	52.11	61.53	54.25	66.81
Sales
Sales of petroleum products
Domestic market
Gasoline	Km3	1,297	1,220	1,284	1,358	5,158	1,373
Diesel	Km3	1,792	1,954	1,981	2,025	7,751	1,870
Jet fuel and kerosene	Km3	134	117	140	143	534	135
Fuel Oil	Km3	220	264	121	37	641	7
LPG	Km3	152	241	189	159	741	146
Others (*)	Km3	357	377	406	408	1,547	381
Total domestic market	Km3	3,952	4,172	4,119	4,129	16,372	3,911
Export market
Petrochemical naphtha	Km3	57	23	46	58	185	24
Jet fuel and kerosene	Km3	135	123	139	142	538	141
LPG	Km3	115	39	70	98	322	194
Bunker (Diesel and Fuel Oil)	Km3	83	74	102	116	376	101
Others (*)	Km3	28	29	4	53	115	52
Total export market	Km3	419	289	361	467	1,536	512
Total sales of petroleum products	Km3	4,371	4,461	4,481	4,596	17,908	4,423
Sales of petrochemical products
Domestic market
Fertilizers	Ktn	35	39	139	111	324	38
Methanol	Ktn	57	84	73	99	313	69
Others	Ktn	116	130	125	129	500	138
Total domestic market	Ktn	208	254	337	339	1,138	245
Export market
Methanol	Ktn	1	2	1	2	5	24
Others	Ktn	42	51	53	55	201	36
Total export market	Ktn	43	52	54	57	206	60
Total sales of petrochemical products	Ktn	251	306	391	395	1,344	305
Sales of other products
Grain, flours and oils
Domestic market	Ktn	21	37	21	18	97	30
Export market	Ktn	159	291	331	253	1,034	169
Total Grain, flours and oils	Ktn	180	328	353	271	1,131	199
Main products imported
Gasolines and Jet Fuel	Km3	3	40	13	98	154	114
Diesel	Km3	152	230	77	85	545	111

(*)	Principally includes sales of oil and lubricant bases, grease, asphalt and residual carbon, among others.

Consolidated Results Q1 2018

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

Investor Relations

E-mail: inversoresypf@ypf.com

Website: inversores.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 8, 2018	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer